FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of December 2008
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

CGGVeritas Announces Multi-Year Extension of Oman
Processing Contract
Paris, December 4, 2008
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today that it has been awarded a multi-year contract extension by Petroleum Development Oman (PDO) to perform seismic data processing and imaging services at its Mina Al Fahal site. The contract extension is expected to commence January 2009 and continue through 2011 with an option to extend for an additional year.
The dedicated processing center, through which CGGVeritas has delivered innovative processing technology and service excellence to PDO for the last 14 years, recently underwent a significant IT upgrade to best address the processing challenges of PDO’s new-generation, wide azimuth 3D seismic survey currently underway in Southern Oman.
Ardiseis, the CGGVeritas joint venture in the Middle East, is acquiring high-productivity 3D survey with a 25,000 channel count crew operating 24 hours per day.
Chairman and CEO of CGGVeritas, Robert Brunck, stated: “We are extremely pleased that PDO is continuing its long-term relationship with CGGVeritas, as market leader in dedicated advanced processing and imaging centers. This contract extension to process the wide azimuth survey comes just two months after the award to extend and upgrade our land seismic acquisition contract with PDO. It further demonstrates the confidence that PDO has in our advanced technology, expertise and service excellence as well as underlines the leadership position that CGGVeritas and its joint venture Ardiseis have in the growing high-end segment of the seismic market.”
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: December 4, 2008

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit